Filed Pursuant to Rule 433

Registration No. 333-180488

Market-Linked Step Up Notes Linked to a Basket of International Indices

This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure

A basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the FTSE 100 Index (Bloomberg symbol: “UKX”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”), and the Swiss Market Index (Bloomberg symbol: “SMI”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40%, the Nikkei Stock Average Index will be given an initial weight of 25%, the FTSE 100 Index will be given an initial weight of 20% and each of the S&P/ASX 200 Index and the Swiss Market Index will be given an initial weight of 7.5%

Payout Profile at Maturity

•    If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•    If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•    1-to-1 downside exposure to decreases in the Market Measure , with up to 100% of your principal at risk

Step Up Value	[110% to 116%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.00 to $1.60] per unit, a [10% to 16%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Interest Payments	None.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312515050095/d874140d424b2.htm
Exchange Listing	No

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•

Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•

You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.